[redacted]

08028602

AB 3/7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-34988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South 20th Street
(No. and Street)

Birmingham	**AL**	**35233**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Guerrera **(205) 297-6931**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *of individual, state last, first, middle name*)

417 North 20th Street, Suite 1000	**Birmingham**	**AL**	**35203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Compass Brokerage, Inc., as of and for the year ended December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

CHERYL A. RITCHEY
NOTARY PUBLIC
STATE OF ALABAMA
COMM. EXP. 02-14-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5.

COMPASS BROKERAGE, INC.
(A Wholly Owned Subsidiary of Compass Bank)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 1000
417 North 20th Street
Birmingham, AL 35203-3289
USA

Tel: +1 205 321 6000
Fax: +1 205 322 2828
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Compass Brokerage, Inc.
Birmingham, AL

We have audited the accompanying statement of financial condition of Compass Brokerage, Inc. (the "Company") (a wholly owned subsidiary of Compass Bank) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 29, 2008

COMPASS BROKERAGE, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash	$ 1,160,169
Commission income receivable	2,390,617
Securities owned — at fair value	24,083,167
Furniture, equipment, and capital improvements — at cost less accumulated depreciation of $32,152	242,791
Other assets	419,985
TOTAL	$28,296,729

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 1,992,866
Deferred tax liability — net	475,675
Securities sold, not yet purchased	10,034
Due to Parent	206,971
Total liabilities	2,685,546
Commitments, contingencies, and guarantees (Note 7)	
Stockholder's Equity:	
Common stock $0.01 par value — 400,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	880,593
Retained earnings	24,730,580
Total stockholder's equity	25,611,183
TOTAL	$28,296,729

See notes to financial statements.

COMPASS BROKERAGE, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commission income	$41,096,835
Investment income	880,423
Other income	88,678
	42,065,936
EXPENSES:	
Salaries and benefits	22,339,216
Administrative services	1,728,000
Clearing charges	1,304,315
Occupancy	1,087,193
Professional services	735,750
Communications and data processing	563,196
Travel and business development	475,726
Other	602,263
	28,835,659
INCOME BEFORE INCOME TAXES	13,230,277
INCOME TAX EXPENSE	5,003,651
NET INCOME	$ 8,226,626

See notes to financial statements.

COMPASS BROKERAGE, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Shares	Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — January 1, 2007	1,000	$ 10	$ 774,990	$ 16,503,954	$ 17,278,954
Capital contribution			105,603		105,603
Net income				8,226,626	8,226,626
BALANCE — December 31, 2007	1,000	$ 10	$ 880,593	$ 24,730,580	$ 25,611,183

See notes to financial statements.

COMPASS BROKERAGE, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 8,226,626
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	96,346
Deferred income tax expense	203,775
Amortization of stock option expense	86,787
Net change in operating assets and liabilities:	
Commission income receivable	1,651
Securities owned, at fair value	(8,124,451)
Other assets	(56,939)
Due to Parent	159,933
Accounts payable and accrued expenses	28,466
Securities sold, not yet purchased	5
Net cash provided by operating activities	622,199
CASH FLOWS FROM INVESTING ACTIVITIES —	
Purchase of furniture, equipment, and capital improvements	(46,747)
NET INCREASE IN CASH	575,452
CASH — Beginning of year	584,717
CASH — End of year	$ 1,160,169
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —	
Cash paid during the year for income taxes	$ 4,504,239

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Compass Brokerage, Inc. (the "Company") is an Alabama corporation and a wholly owned subsidiary of Compass Bank (the "Parent"), which is a wholly owned subsidiary of Compass Bancshares, Inc. (the "Holding Company"). The Holding Company was acquired by BBVA USA Bancshares, Inc., which is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in September 2007. The Company's operations consist of brokerage services whereby it acts as agent or riskless principal (on a fully disclosed basis) for securities transactions placed by customers of the Company. The Company's customers may or may not be customers of other entities affiliated, either directly or indirectly, with BBVA.

The Company has a clearing agreement with a third-party broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company includes cash and other investments with remaining maturities of less than 90 days as cash and cash equivalents.

Securities Owned — Securities owned are recorded on a trade-date basis and are carried at fair value with changes in the fair value included in investment income. Realized gains and losses from the sale of securities are determined on a specific identification basis and recorded in investment income. Interest and dividends are recognized when earned and included in investment income.

Commission Income — Commission income and related expenses on brokerage (agency) transactions are recorded on the accrual basis on the transaction trade date.

Trailer Fees — Trailer fees received from mutual fund companies and insurance companies under Rule 12(b)(1) of the Securities and Exchange Commission (SEC) are recorded in commission income on the accrual basis as the fees are earned.

Furniture, Equipment, and Capital Improvements — Furniture, equipment, and capital improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Gains or losses incurred upon disposition of furniture and equipment are reflected in the current results of operations.

Income Taxes — The Company is included in the consolidated federal income tax return of the Holding Company. Income taxes are allocated by the Holding Company based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary, with the applicable tax rate being the statutory tax rate of the Holding Company. At December 31, 2007, the Company had accrued $85,136 in income taxes payable to the Parent. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change occurs.

Recent Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN No. 48 on January 1, 2007, did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of FASB Statement No. 157 on January 1, 2008, did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115*. FASB Statement No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FASB Statement No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The adoption of FASB Statement No. 159 on January 1, 2008, did not have a material impact on the Company's financial statements.

2. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased, consist of the following at December 31, 2007:

	Owned	Sold, Not Yet Purchased
Money market funds	$24,083,077	$ -
U.S. government, state, and municipal obligations		10,034
Mutual funds and other	90	
	$24,083,167	$ 10,034

3. RELATED PARTY TRANSACTIONS

All of the Company's cash is on deposit in an account with the Parent.

The Parent provides certain administrative services to the Company, such as accounting, auditing, and human resource services. The costs of these services are not separately identified, but are allocated from the Parent and are shown as administrative services on the accompanying statement of income and amounted to $1,728,000 in 2007. Management believes the allocated costs are reasonable based on the type and nature of the services provided by the Parent on the Company's behalf.

Certain employees of the Company provide sales and support services to various insurance agencies owned by the Holding Company. The resulting revenues are recorded on the insurance agencies' books while the resulting expenses are recorded on the Company's books. The costs of these services are not separately identified by the Company; however, the Company is reimbursed by the insurance agencies for an amount that approximates such costs. The amount of the reimbursement is determined based on a percentage of the insurance agencies' revenues attributable to services provided by employees of the Company and is allocated as reimbursements to various expense line items. Management believes the amount of the reimbursement and allocation thereof are reasonable based on the type and nature of the services provided and are detailed in the table below.

Salaries and benefits	$5,907,031
Communications and data processing	168,344
Occupancy	262,526
Professional services	122,896
Travel and business development	105,400
Other	109,324
Total reimbursement from insurance agencies	$6,675,521

4. INCOME TAXES

Income tax expense for the year ended December 31, 2007, consists of the following:

Current:	
Federal	$ 4,270,173
State	529,703
Total	4,799,876
Deferred:	
Federal	179,409
State	24,366
Total	203,775
Total income tax expense	$ 5,003,651

The effective tax rate for the year ended December 31, 2007, was 37.8%. The effective rate differs from the statutory federal corporate tax rate of 35% primarily due to state income taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2007, are presented below:

Deferred tax assets:	
Commissions returns allowance	$ 80,843
Accrued expenses	76,848
Medical benefits	37,793
Total assets	195,484
Deferred tax liabilities:	
Pension	(616,982)
Depreciation	(28,797)
Prepaid expenses	(25,380)
Total liabilities	(671,159)
Net deferred tax liability	$(475,675)

5. EMPLOYEE BENEFIT PLANS

The employees of the Company participate in certain benefit plans offered by the Holding Company, including a noncontributory pension plan, employee stock ownership plan, health insurance plan, and various other health-related plans. The actuarial information applicable to the Company's portion of the pension plan is not determinable. All costs associated with these plans are paid by the Parent and are allocated pro rata to the Company based on compensation of full-time employees. These allocated costs were $1,718,207 during 2007 and are reflected in salaries and benefits in the accompanying statement of income.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $23,458,674, which was $23,208,674 greater than its required net capital of $250,000, and the Company's aggregate indebtedness to net capital ratio was approximately 9%.

7. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liability with regard to this right. During 2007, the Company paid the clearing broker an immaterial amount related to these

guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. FINANCIAL INSTRUMENTS

Fair Value — FASB Statement No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of estimated fair values of financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate such value. Due to the nature of the operations of the Company, the Company's financial instruments recognized in the statement of financial condition are at quoted market prices or are such short-term in nature that their carrying values approximate their estimated fair values at December 31, 2007. There were no off-balance-sheet financial instruments or other derivatives at December 31, 2007.

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2007, the Company has assessed each of these counterparties and noted no material risks or loss.

* * * * * *

COMPASS BROKERAGE, INC.
(A Wholly Owned Subsidiary of Compass Bank)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$25,611,183
Deductions and/or charges:	
Nonallowable assets:	
Unsecured receivables	990,218
Furniture, equipment, and capital improvements	242,791
Other assets	394,985
Other deductions	42,338
Total deductions and/or charges	1,670,332
Net capital before haircuts on securities positions	23,940,851
Haircuts on securities	482,177
Net capital	$23,458,674
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 146,656
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000
Excess net capital	$23,208,674
Excess net capital at 1,000% (excess net capital less 10% of aggregate indebtedness)	$23,238,691
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 1,992,866
Due to Parent	206,971
Total aggregate indebtedness	$ 2,199,837
Percentage of aggregate indebtedness to net capital	9.38 %
RECONCILIATION OF REPORTED NET CAPITAL (UNAUDITED) TO NET CAPITAL PER SCHEDULE I:	
Net capital — as reported in Company's Part II (unaudited) FOCUS report	$23,653,250
Adjustment to income tax accounts	(194,576)
Net capital per Schedule I	$23,458,674

COMPASS BROKERAGE, INC.
(A Wholly Owned Subsidiary of Compass Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Compass Brokerage, Inc. (the "Company") claims an exemption from Rule 15c3-3 under exemptive provision (k)(2)(ii) of that rule. The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis and promptly transmits all customer funds and securities to its clearing broker. This clearing broker carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto, pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3 as of and for the year ended December 31, 2007.

Deloitte.

Deloitte & Touche LLP
Suite 1000
417 North 20th Street
Birmingham, AL 35203-3289
USA

Tel: +1 205 321 6000
Fax: +1 205 322 2828
www.deloitte.com

February 29, 2008

Compass Brokerage. Inc.
15 South 20th Street
Birmingham, AL

In planning and performing our audit of the financial statements of Compass Brokerage, Inc. (the "Company") (a wholly owned subsidiary of Compass Bank) as of and for the year ended December 31, 2007 (on which we issued our report dated February 29, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END